Filed Pursuant to Rule 424(b)(3)
Registration No. 333-296418

PROSPECTUS

Codere Online Luxembourg, S.A.

40,310,757 Ordinary Shares

185,000 Codere Online Warrants

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus, or their permitted transferees (collectively, the “Selling Securityholders”), of up to (i) 33,875,757 of our Ordinary Shares (as defined herein), which includes (a) an aggregate of 30,000,000 Ordinary Shares issued to Codere Newco (as defined herein) in connection with consummation of the Business Combination (as defined herein) and (b) an aggregate of 3,875,757 Ordinary Shares issued to certain former private placement investors on the Closing Date; and (ii) 185,000 Codere Online Private Warrants (as defined herein).

In addition, this prospectus relates to the issuance by us of up to (i) 6,250,000 Ordinary Shares that are issuable by us upon the exercise of the Codere Online Public Warrants (as defined herein), which were previously registered, and (ii) 185,000 Ordinary Shares that are issuable by us upon the exercise of the Codere Online Private Warrants held by the Sponsor and its transferees.

The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the Ordinary Shares or Codere Online Private Warrants, except with respect to amounts received by us upon the exercise of the Codere Online Private Warrants. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of Ordinary Shares or Codere Online Private Warrants. See “Plan of Distribution.”

The Ordinary Shares and Codere Online Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “CDRO” and “CDROW,” respectively. On June 9, 2026, the last reported sales price of the Ordinary Shares was $9.70 per Ordinary Share and the last reported sales price of the Codere Online Warrants was $0.78 per Codere Online Warrant.

Codere Newco, our majority shareholder, owns approximately 66.0% of the issued and outstanding Ordinary Shares as of May 29, 2026, which are included among the securities registered for resale hereby. Pursuant to the Nomination Agreement (as defined herein), Codere Newco has the right to propose for appointment five directors of the Codere Online Board (as defined herein), at least two of whom must qualify as independent directors. The Nomination Agreement has an initial term that expires on November 30, 2026, subject to mandatory renewal for an additional five-year term if Codere Newco and its affiliates beneficially own at least 30% of the issued and outstanding Ordinary Shares at that time, and will automatically terminate with respect to Codere Newco if Codere Newco and its affiliates cease to beneficially own at least 30% of the issued and outstanding Ordinary Shares. As long as Codere Newco owns more than 50% of the voting power for the election of directors, we are a “controlled company” under Nasdaq corporate governance rules and are eligible for certain exemptions from these rules. We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission (“SEC”) rules and an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are eligible for reduced public company disclosure requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus, and under similar headings in any amendment or supplement to this prospectus and in our U.S. Securities and Exchange Commission filings that are incorporated by reference in this prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 10, 2026.

No one has been authorized to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus, any applicable prospectus supplement or any document incorporated by reference in this prospectus is accurate only as of their respective dates. You should not assume that the information contained in this prospectus or any document incorporated by reference in this prospectus is accurate as of any date other than their respective dates. Certain amounts that appear in this prospectus may not sum due to rounding.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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Selected Definitions

In this document, unless the context otherwise requires:

“1915 Law” means the Luxembourg Law of August 10, 1915 on commercial companies, as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée).

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 21, 2021, as may be amended, supplemented, or otherwise modified from time to time, by and among DD3, Codere Newco, SEJO, Codere Online and Merger Sub.

“Closing” means the consummation of the Business Combination.

“Closing Date” means November 30, 2021.

“Code” means the Internal Revenue Code of 1986, as amended.

“Codere Group” means (i) until November 18, 2021, Codere, S.A. and its subsidiaries; (ii) from November 18, 2021 until September 30, 2024, Codere New Topco S.A. and its subsidiaries; and (iii) as of September 30, 2024, Codere Group Topco, S.A., its successors and assigns, and its subsidiaries from time to time, including Codere Newco.

“Codere Newco” means Codere Newco, S.A.U., a corporation (sociedad anónima unipersonal) registered and incorporated under the laws of Spain.

“Codere Online,” the “Company,” “we,” “our” and “us” refer to, unless the context otherwise requires, Codere Online Luxembourg, S.A., a limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B255798, and its subsidiaries, including the Codere Online Business contributed to Codere Online in connection with the consummation of the Business Combination.

“Codere Online Board” means the board of directors of Codere Online.

“Codere Online Shareholders” means holders of Ordinary Shares.

“Codere Online Private Warrants” means the 185,000 warrants to acquire Ordinary Shares (originally issued by DD3 in a private placement to the Sponsor and certain other purchasers in connection with DD3’s initial public offering, consummated on December 10, 2020) that became exercisable for Ordinary Shares pursuant to the Warrant Agreement upon the consummation of the Business Combination.

“Codere Online Public Warrants” means the 6,250,000 warrants to acquire Ordinary Shares (originally issued by DD3 as part of the units sold in DD3’s initial public offering, consummated on December 10, 2020) that became exercisable for Ordinary Shares pursuant to the Warrant Agreement upon the consummation of the Business Combination.

“Codere Online Warrants” means, collectively, the Codere Online Private Warrants and the Codere Online Public Warrants.

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“Continental” means Continental Stock Transfer & Trust Company, Codere Online’s transfer agent, registrar and warrant agent.

“DD3” means (i) prior to the Merger Effective Time, DD3 Acquisition Corp. II, a Delaware corporation and (ii) following the Merger Effective Time, Codere Online U.S. Corp., a Delaware corporation and wholly-owned subsidiary of Codere Online.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Merger” means the merger of Merger Sub with and into DD3, with DD3 surviving the Merger as a wholly-owned subsidiary of Codere Online. In connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp.”

“Merger Effective Time” means 12:01 a.m. New York time on November 30, 2021.

“Merger Sub” means Codere Online U.S. Corp., a Delaware corporation, which merged with and into DD3 at the Merger Effective Time, with DD3 surviving the Merger.

“net gaming revenue” means all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets, subject to certain adjustments.

“Nomination Agreement” means that certain nomination agreement entered into by Codere Newco, Codere Online and the Sponsor at Closing.

“Ordinary Shares” means the ordinary shares of Codere Online, with a nominal value of €1.00 per share.

“Original Warrant Agreement” means the warrant agreement, dated as of December 7, 2020, by and between DD3 and Continental, as warrant agent, governing DD3’s outstanding warrants.

“Securities Act” means the Securities Act of 1933, as amended.

“SEJO” means Servicios de Juego Online S.A.U., a corporation (sociedad anónima unipersonal) registered and incorporated under the laws of Spain.

“Sponsor” means DD3 Sponsor Group, LLC, a Delaware limited liability company.

“TAM” means total addressable market.

“Warrant Agreement” means the Original Warrant Agreement, as amended by the Warrant Amendment Agreement.

“Warrant Amendment Agreement” means that certain agreement to amend the Original Warrant Agreement entered into by DD3, Codere Online and Continental, as warrant agent, at Closing.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements in this prospectus and the documents incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus may include, for example, statements about:

●	Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue;

●	any prospective financial information included or incorporated by reference in this prospectus;

●	changes in Codere Online’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	Codere Online’s strategic advantages and the impact those advantages will have on future financial and operational results;

●	expansion plans and opportunities, including TAM estimates;

●	Codere Online’s expectations with respect to obtaining and maintaining online gaming licenses;

●	Codere Online’s ability to grow its business in a cost-effective manner;

●	the implementation, market acceptance and success of Codere Online’s business model;

●	developments and projections relating to Codere Online’s competitors and industry;

●	Codere Online’s approach and goals with respect to technology;

●	Codere Online’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	changes in foreign currency exchange rates, which can affect revenue and foreign currency prices;

●	changes in applicable laws or regulations, including online gaming rules and regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

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These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include:

●	changes in applicable laws or regulations, including, among others, online gaming, anti-money laundering, artificial intelligence, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information;

●	the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war;

●	the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities;

●	Codere Online’s expansion into new markets and geographies and the disposition, wind-down, liquidation or transformation of Codere Online’s operations in any of the geographies where it operates from time to time;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates;

●	the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so;

●	the risk that Codere Online may not be able to sustain profitability in the future;

●	the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that Codere Online experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations;

●	the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all;

●	the risk that Codere Online is unable to secure or protect its intellectual property;

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●	the risk that Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.

●	the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors, including the ongoing Israel-Hamas war and its potential impact on its operations; and

●	other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors” and under similar headings in the documents incorporated by reference in this prospectus.

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Summary of the Prospectus

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included in this prospectus or the documents incorporated by reference in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” and the financial statements and the documents incorporated by reference in this prospectus.

Overview

Codere Online is an international online casino gaming and online sports betting group focused on providing its customers with a safe and enjoyable online gaming experience. Codere Online currently operates primarily in Spain, Mexico, Colombia, Panama and Argentina, where it offers its users the ability to play online casino games and bet on sports events. Codere Online seeks to innovate and expand its product offering on its established and flexible technology platform as it pursues its vision to be a leading online casino gaming and online sports betting operator in Latin America. Codere Online maintains a wide and updated catalogue of online casino games from multiple third-party content providers.

As part of the Codere Group, Codere Online leverages the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain and Latin America, including in all of the markets where Codere Online operates.

Codere Online believes it is well-positioned for continued growth with the support of the “Codere” brand, its dedicated and highly-experienced management team, its established and flexible technology platform, and other macroeconomic and industry tailwinds. Codere Online believes that this privileged combination of expertise, brand recognition and infrastructure across multiple jurisdictions will not only support its continued success in the markets in which it operates, but also allow Codere Online to capture market share in existing markets and in other expansion markets in the future. In particular, Codere Online may decide to expand into other markets in Latin America (several of which have recently regulated or are expected to be regulated in the near future), including Brazil, Chile, Peru, Puerto Rico and Uruguay, as well as Argentina (beyond the City of Buenos Aires, where it started operating in December 2021), subject to obtaining the required regulatory approvals once such markets become regulated. Additionally, Codere Online intends to explore options to access the large Hispanic market in the United States.

Codere Online’s product offering and platform are designed to create exciting online casino gaming and online sports betting experiences for its customers. Codere Online’s established and flexible technology platform has an extensive track record of successfully serving its customers and provides the business with a solid foundation for future growth.

Codere Online Luxembourg, S.A. was incorporated under the laws of the Grand Duchy of Luxembourg by Codere Newco on June 4, 2021 as a limited liability company (société anonyme) having its registered office at 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B255798 and with telephone number +34 91354 28 19.

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The Business Combination

As previously disclosed, on November 30, 2021, we consummated the Business Combination with DD3, a special purpose acquisition company, pursuant to the Business Combination Agreement.

In connection with the Business Combination, (i) Codere Newco contributed all of the issued and outstanding share capital of SEJO to Codere Online in exchange for 30,000,000 Ordinary Shares, (ii) DD3 became a wholly-owned subsidiary of Codere Online and changed its name to “Codere Online U.S. Corp.,” (iii) each share of DD3 Class A common stock issued and outstanding immediately prior to the consummation of the Business Combination was contributed to Codere Online in exchange for one Ordinary Share and (iv) each outstanding warrant of DD3 was converted into a Codere Online Warrant exercisable for one Ordinary Share on substantially the same terms.

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The Offering

Securities offered by the Selling Securityholders

We are registering the resale by the Selling Securityholders named in this prospectus, or their permitted transferees, of an aggregate of 33,875,757 Ordinary Shares and 185,000 Codere Online Private Warrants.

In addition, we are registering up to (i) 6,250,000 Ordinary Shares issuable upon exercise of the Codere Online Public Warrants and (ii) 185,000 Ordinary Shares issuable upon exercise of the Codere Online Private Warrants.

Terms of the Offering	The Selling Securityholders will determine when and how they will dispose of the Ordinary Shares and Codere Online Private Warrants registered under this prospectus for resale.

Ordinary Shares outstanding prior to the offering	As of May 29, 2026, we had 45,469,915 Ordinary Shares issued and outstanding.

Ordinary Shares outstanding after the offering	51,904,915 Ordinary Shares (assuming the exercise for cash of the outstanding Codere Online Private Warrants and Codere Online Public Warrants).

Use of proceeds	We will not receive any of the proceeds from the sale of the Ordinary Shares or Codere Online Private Warrants by the Selling Securityholders except with respect to amounts received by us due to the exercise of the Codere Online Warrants. We expect to use the proceeds received from the exercise of the Codere Online Warrants, if any, for general corporate purposes.

Nasdaq ticker symbol	The Ordinary Shares and Codere Online Warrants are listed on Nasdaq under the symbols “CDRO” and “CDROW,” respectively.

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Risk Factors

An investment in the Ordinary Shares or Codere Online Warrants involves a high degree of risk. In addition to the other information contained in (or incorporated by reference into) this prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors together with all of the other information appearing or incorporated by reference in this prospectus before making an investment decision. The occurrence of one or more of the events or circumstances described in these risk factors or in any other risk factors incorporated by reference herein, alone or in combination with other events or circumstances, may have a material adverse effect on Codere Online’s business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of the Ordinary Shares and Codere Online Warrants could decline, and you could lose part or all of your investment. New risks may emerge in the future, which may prove to be significant. We cannot predict future risks or estimate the extent to which they may affect Codere Online’s business, reputation, revenue, financial condition, results of operations and future prospects. Unless otherwise indicated, reference in this section and elsewhere in this prospectus to Codere Online’s business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, revenue, results of operations, financial condition, and future prospects of Codere Online.

Risk Factors Related to this Offering

Sales of a substantial number of Ordinary Shares and Codere Online Warrants in the public market by the Selling Securityholders, or the perception that such sales might occur, may adversely affect the market price of our securities.

This prospectus registers the resale of up to 33,875,757 Ordinary Shares, representing approximately 74.5% of our 45,469,915 Ordinary Shares outstanding as of May 29, 2026, plus an additional 6,250,000 Ordinary Shares issuable upon exercise of outstanding Codere Online Public Warrants and 185,000 Codere Online Private Warrants. The Selling Securityholders will determine when and how they dispose of the securities registered hereby, and we are unable to predict the timing or amount of any such sales.

The trading volume of our Ordinary Shares and Codere Online Warrants has historically been limited, and sales of even a small portion of the registered securities relative to historical trading volumes could have a disproportionate effect on the market price of our Ordinary Shares and Codere Online Warrants. The market price of our securities could also decline as a result of the perception that such sales could occur, even before any actual sales take place.

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Use of Proceeds

All of the Ordinary Shares and Codere Online Private Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

If exercised for cash, we may receive up to an aggregate of approximately $2,127,500 from the exercise of the 185,000 Codere Online Private Warrants held by the Sponsor and its transferees, which are being registered for resale hereby. If exercised for cash, we may receive up to an aggregate of approximately $74,002,500 from the exercise of the 6,435,000 Codere Online Warrants (which includes the 185,000 Codere Online Private Warrants held by the Sponsor and its transferees that are being registered for resale hereby). We expect to use the net proceeds from the exercise of the Codere Online Warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the Codere Online Warrants, if any.

There is no assurance that the holders of the Codere Online Warrants will elect to exercise any or all of the Codere Online Warrants. The exercise price of the Codere Online Warrants is $11.50 per Ordinary Share, and the Codere Online Warrants will expire on November 30, 2026. The last reported sale price of our Ordinary Shares on June 9, 2026 was $9.70 per Ordinary Share. We believe that the likelihood that warrant holders will exercise their Codere Online Warrants, and therefore the amount of cash proceeds we would receive, is dependent upon the trading price of our Ordinary Shares. If the trading price of our Ordinary Shares is less than $11.50 per share, we believe that warrant holders will be unlikely to exercise their Codere Online Warrants for cash. To the extent that any Codere Online Private Warrants are exercised on a “cashless basis,” we will not receive any cash proceeds from such exercise.

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Description of Securities

We urge you to read the applicable provisions of Luxembourg law and Codere Online’s articles of association carefully and in their entirety because they describe your rights as a holder of Ordinary Shares and/or Codere Online Warrants.

Ordinary Shares

Share Capital

Codere Online was incorporated on June 4, 2021 by Codere Newco, with an initial share capital of €30,000, represented by 30,000 Ordinary Shares with a nominal value of €1 per share (the “Incorporation”). As of December 31, 2025, Codere Online’s share capital amounted to €45,640,814 represented by 45,640,814 Ordinary Shares, with a nominal value of €1.00 per share. All issued shares are fully paid and subscribed for. As of May 29, 2026, the authorized capital of Codere Online amounted to €499,261,039 divided into 499,261,039 Ordinary Shares with a nominal value of €1.00 each.

A shareholder in a Luxembourg société anonyme, such as Codere Online, holding fully paid up shares is not liable, solely because of his, her or its shareholder status, for additional payments to such société anonyme or its creditors.

Share Issuances

Pursuant to Luxembourg law, the issuance of Ordinary Shares requires approval by the general meeting of shareholders subject to necessary quorum and majority requirements. The general meeting of shareholders has also approved an authorized capital and authorized Codere Online Board to (i) carry out any increase of the share capital or equity of Codere Online with or without the issuance of new Ordinary Shares, (ii) issue convertible bonds, convertible preferred equity certificates, warrants, options or other convertible instruments, exchangeable or exercisable into new Ordinary Shares (“Convertible Instruments”), and (iii) issue new Ordinary Shares further to the conversion or exercise of the Convertible Instruments up to the limit of the authorized capital. The Codere Online Board is authorized to remove or limit the statutory preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares and Convertible Instruments up to the maximum amount of such authorized capital, for a maximum period of five years after the date of the publication of the notarial deed enacting the Incorporation in the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations, “RESA”). The general meeting of shareholders may amend, renew, or extend such authorized capital and such authorization to the Codere Online Board to issue shares.

In addition, the general meeting of shareholders has authorized Codere Online Board to make an allotment of existing or newly issued shares without consideration to (i) employees of Codere Online or certain categories amongst those; (ii) employees of companies or economic interest grouping in which Codere Online holds directly or indirectly at least fifty per cent (50%) of the share capital or voting rights; (iii) employees of companies or economic interest grouping in which at least fifty per cent (50%) of the share capital or voting rights is held directly or indirectly by a company which holds directly or indirectly at least fifty per cent (50%) of the share capital of Codere Online; (iv) members of the corporate bodies of Codere Online or of the companies or economic interest grouping listed in point (ii) to (iii) above or certain categories amongst those.

An Ordinary Share may be registered in the name of more than one person provided that all holders of such Ordinary Share notify Codere Online in writing as to which of them is to be regarded as their representative. Codere Online will deal with that representative as if it were the sole shareholder in respect of that Ordinary Share including for the purposes of voting, dividend and other payment rights. The Codere Online Board may suspend the exercise of voting rights of any holder of an Ordinary Share who has not complied with his duties and obligations set out in the articles of association of Codere Online, any shareholders agreement or in the relevant subscription agreement or commitment, that may be entered from time to time.

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The Codere Online Board will resolve on any future issuance of Ordinary Shares out of the authorized capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in the articles of association of Codere Online and applicable law. In any such instance, the Codere Online Board will also resolve on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the Codere Online Board to issue new Ordinary Shares exceeds the limits of Codere Online’s authorized share capital, the Codere Online Board must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association. If the capital call proposed by the Codere Online Board consists of an increase in the shareholders’ commitments, the Codere Online Board must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the Codere Online Shareholders.

Preemptive Rights

Under Luxembourg law, existing Codere Online Shareholders benefit from a preemptive subscription right on the issuance of Ordinary Shares for cash consideration. However, Codere Online Shareholders have, in accordance with Luxembourg law, authorized the Codere Online Board, for a period not exceeding five years, to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the Codere Online Board deems such suppression, waiver, or limitation advisable for any issuance or issuances of Ordinary Shares within the scope of Codere Online’s authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association also may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights. Such Ordinary Shares may be issued above, at, or below market value, and, following a certain procedure, even below the nominal value or below the accounting par value per ordinary share. The Ordinary Shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

Codere Online cannot subscribe for its own Ordinary Shares. Codere Online may, however, repurchase issued Ordinary Shares or have another person repurchase issued Ordinary Shares for its account, subject to the following conditions:

●	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

●	the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares to be repurchased;

●	the duration of the period for which the authorization is given, which may not exceed five years; and

●	in the case of repurchase for consideration, the minimum and maximum consideration per share,

provided that the prior authorization shall not apply in the case of Ordinary Shares acquired by either Codere Online, or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;

●	the repurchases, including Ordinary Shares previously acquired by Codere Online and held by it and Ordinary Shares acquired by a person acting in his or her own name but on Codere Online’s behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

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●	only fully paid-up Ordinary Shares may be repurchased;

●	the voting rights attached to the repurchased Ordinary Shares will be suspended as long as the repurchased shares are held by Codere Online and the Codere Online Board may decide to suspend the dividend rights attached to the repurchased Ordinary Shares as long as such repurchased shares are held by Codere Online; and

●	the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, under Luxembourg law, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to their shareholders.

The authorization for the repurchase will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, Codere Online Board is authorized to acquire and sell Ordinary Shares under the conditions set forth in article 430-15 of the 1915 Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force.

In addition, pursuant to Luxembourg law, Codere Online may directly or indirectly repurchase Ordinary Shares by resolution of the Codere Online Board without the prior approval of the general meeting of shareholders if such repurchase is deemed by the Codere Online Board to be necessary to prevent serious and imminent harm to Codere Online, or if the acquisition of Ordinary Shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder, Codere Newco) or in any of the circumstances listed in article 430-16 of the 1915 Law.

Voting Rights

Each Ordinary Share entitles the holder thereof to one vote. Neither Luxembourg law nor Codere Online’s articles of association contain any restrictions as to the voting of Ordinary Shares by non-Luxembourg residents. The Codere Online Board may suspend the exercise of voting rights of any shareholder who has not complied with his or her duties and obligations set out in the articles of association, any shareholders agreement or in the relevant subscription agreement or commitment. The 1915 Law distinguishes ordinary general meetings of shareholders and extraordinary general meetings of shareholders with respect to voting rights.

Meetings

Ordinary General Meeting

According to the provisions of the 1915 Law, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes.

Abstentions, blank or invalid votes are not considered as “votes.”

However, pursuant to Codere Online’s articles of association, and except where lower thresholds are mandatorily required by Luxembourg law, resolutions at an ordinary general meeting are only valid if they are passed by a majority of the votes cast, provided that at least 33 1/3% of the Ordinary Shares are present or represented.

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Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital; (ii) a limitation or exclusion of preemptive rights; (iii) approval of a statutory merger or de-merger (scission); (iv) Codere Online’s dissolution and liquidation; (v) any and all amendments to Codere Online’s articles of association; and (vi) change of nationality. Pursuant to Codere Online’s articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, (i) the quorum shall be at least one half of Codere Online’s issued share capital, and (ii) the agenda shall indicate the proposed amendments to the articles of association and, where applicable, the text of those which concern the objects or the form of Codere Online. If the said quorum is not present, a second meeting may be convened, in the manner prescribed by the articles of association and by the 1915 Law, at which no quorum shall be required. Any extraordinary resolution shall be adopted at a quorate general meeting by at least a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions, blank or invalid votes are not considered as “votes.”

Annual Shareholders Meetings

An annual general meeting of shareholders shall be held in the Grand Duchy of Luxembourg within six months of the end of the preceding financial year.

Codere Online Warrants

Pursuant to the Warrant Amendment Agreement, DD3 assigned to Codere Online all of DD3’s right, title and interest in and to the Original Warrant Agreement and Codere Online assumed, and agree to pay, perform, satisfy and discharge in full, all of DD3’s liabilities and obligations under the Original Warrant Agreement arising from and after the Merger Effective Time. In connection with the consummation of the Business Combination, all DD3’s outstanding warrants were converted into Codere Online Warrants.

As of December 31, 2025, there were 6,435,000 Codere Online Warrants issued and outstanding, consisting of 6,250,000 Codere Online Public Warrants and 185,000 Codere Online Private Warrants. Each Codere Online Warrant will be exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Codere Online Warrants will be $11.50 per share, subject to adjustment as described in the Warrant Agreement. A Codere Online Warrant may be exercised only during the period commencing on December 30, 2021 (i.e., 30 days after the completion of the Business Combination), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (i) the date that is five (5) years after the Closing Date, (ii) the liquidation of Codere Online, and (iii) the redemption date as provided in Section 6.2 of the Original Warrant Agreement.

Codere Online Private Warrants are identical to the Codere Online Public Warrants, except that the former may be exercisable on a cashless basis at the holder’s option and will be non-redeemable so long as they are held by the initial purchasers thereof or their permitted transferees. If such warrants are held by someone other than the initial purchasers thereof or their permitted transferees, the related Codere Online Private Warrants will be redeemable and exercisable by such holders on the same basis as Codere Online Public Warrants.

Redemptions of Codere Online Public Warrants

Codere Online will have the ability to redeem Codere Online Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the Codere Online Public Warrants become exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date Codere Online gives notice of redemption and during the entire period

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thereafter until the time Codere Online redeems the Codere Online Public Warrants, Codere Online has an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Codere Online Public Warrants and a current prospectus relating to them is available. As of December 31, 2025, the trading price of the Ordinary Shares had not reached the $18.00 threshold. If and when the Codere Online Public Warrants become redeemable by Codere Online, Codere Online may exercise its redemption right even if Codere Online is unable to register or qualify the underlying securities for sale under all applicable state securities laws. In the event Codere Online determined to redeem the Codere Online Public Warrants, holders would be notified of such redemption as described in the Warrant Agreement. Specifically, Codere Online would be required to fix the Redemption Date (as defined in the Warrant Agreement). Notice of redemption would be mailed by first class mail, postage prepaid, by Codere Online not less than 30 days prior to the Redemption Date to the registered holders of the Codere Online Public Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Codere Online’s posting of the redemption notice to DTC. If the Codere Online Public Warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the Warrant Agreement.

None of the Codere Online Private Warrants will be redeemable by Codere Online so long as they are held by the initial purchasers thereof or their permitted transferees.

The foregoing description of the Codere Online Warrants is qualified in its entirety by reference to the full text of the Original Warrant Agreement and the Warrant Amendment Agreement, both of which are listed as exhibits to the registration statement of which this prospectus forms part.

Dividends

From the annual net profits of Codere Online, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”).

That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of Codere Online. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

The Codere Online Board may resolve that Codere Online pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and Codere Online’s articles of association. The Codere Online Board shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and Codere Online’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to Codere Online’s accounts.

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Selling Securityholders

The Selling Securityholders may offer and sell, from time to time, any or all of the Ordinary Shares and Codere Online Warrants being offered for resale by this prospectus. In addition, this prospectus relates to the issuance by us of up to (i) 6,250,000 Ordinary Shares that are issuable by us upon the exercise of the Codere Online Public Warrants, which were previously registered, and (ii) 185,000 Ordinary Shares that are issuable by us upon the exercise of the Codere Online Private Warrants held by the Sponsor and its transferees.

The term “Selling Securityholders” includes the shareholders listed in the table below and their permitted transferees.

The table below sets forth information regarding the beneficial ownership of our Ordinary Shares and Codere Online Warrants by each of the Selling Securityholders. The second column lists the number of Ordinary Shares beneficially owned by each Selling Securityholder as of May 29, 2026, assuming the exercise of any Codere Online Warrants held by such Selling Securityholder on that date, without regard to any limitations on exercise. The third column lists the maximum number of Ordinary Shares and Codere Online Warrants being offered by this prospectus by each Selling Securityholder. The fourth and fifth columns list the number and percentage of Ordinary Shares beneficially owned by each Selling Securityholder after the offering, assuming that all of the securities offered hereby are sold, that any Codere Online Warrants held by such Selling Securityholder are exercised, and that such Selling Securityholder does not acquire additional securities prior to the completion of this offering. The percentages of Ordinary Shares beneficially owned after the offering are based on 45,469,915 Ordinary Shares outstanding as of May 29, 2026 (excluding Ordinary Shares issuable upon exercise of Codere Online Warrants).

The information in the table below with respect to the Selling Securityholders has been obtained from the Selling Securityholders.

Additionally, because each Selling Securityholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a Selling Securityholder upon termination of this offering. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Ordinary Shares and Codere Online Warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the Selling Securityholders and further assumed that the Selling Securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

Information about the Selling Securityholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

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	Ordinary Shares						Codere Online Warrants						Percentage of
Name	Number Beneficially Owned Prior to Offering(1)	Percentage Beneficially Owned Prior to Offering(1)		Number Registered for Sale Hereby(1)	Number Beneficially Owned After Offering(1)	Percentage Beneficially Owned After Offering(1)	Number Beneficially Owned Prior to Offering	Percentage Beneficially Owned Prior to Offering		Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percentage Beneficially Owned After Offering	Ordinary Shares on a Fully Diluted Basis(2)
Anthony Stern(3)	-	-		-	-	-	25,000		*	25,000	-	-	*
Baron Emerging Markets Fund(4)	2,176,630	4.8%		2,176,630	-	-	13,259		*	13,259	-	-	4.2%
Baron Global Advantage Fund(5)	375,992		*	375,992	-	-	4,326		*	4,326	-	-	*
Codere Newco, S.A.U.(6)	30,000,000	66.0%		30,000,000	-	-	-	-		-	-	-	57.8%
DD3 Sponsor Group, LLC(7)	-	-		-	-	-	73,000		*	73,000	-	-	3.5%
Joshua Horowitz(8)	-	-		-	-	-	25,000		*	25,000	-	-	*
Louis Camhi(9)	-	-		-	-	-	25,000		*	25,000	-	-	*
MG Partners Multi-Strategy Fund LP(10)	319,750		*	319,750	-	-	18,500		*	18,500	-	-	*
Other selling securityholders that beneficially own less than 30,000 Ordinary Shares(11)	270,000		*	270,000	-	-	-	-		-	-	-	*
Other selling securityholders that beneficially own between 30,000 and 50,000 Ordinary Shares(11)	295,625		*	295,625	-	-	-	-		-	-	-	*
Other selling securityholders that beneficially own between 60,000 and 125,000 Ordinary Shares(11)	437,760		*	437,760	-	-	915		*	915	-	-	*

*	Represents beneficial ownership of less than one percent of such class of securities.
(1)	Excludes Ordinary Shares issuable upon exercise of Codere Online Warrants and any Ordinary Shares issued in exchange for DD3 Class A common stock held or acquired from time to time by the Selling Securityholders in transactions exempt from the registration requirements of the Securities Act.
(2)	Represents the number of Ordinary Shares beneficially owned by each Selling Securityholder as a percentage based on 45,469,915 Ordinary Shares outstanding as of May 29, 2026 and 6,435,000 Ordinary Shares issuable upon exercise of the Codere Online Warrants.
(3)	The address of Anthony Stern is 5288 Boca Marina Cir S Boca Raton, FL 33487, United States.
(4)	The address of Baron Emerging Markets Fund is 767 Fifth Avenue, 49th Fl, NY, NY 10153, United States.
(5)	The address of Baron Global Advantage Fund is 767 Fifth Avenue, 49th Fl, NY, NY 10153, United States.
(6)	The address of Codere Newco S.A.U. is Avenida de Bruselas, 26, 28108 Alcobendas, Madrid, Spain.
(7)	The address of DD3 Sponsor Group, LLC is Pedregal 24, 3rd Floor, Interior 300, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico.
(8)	The address of Joshua Horowitz is 93 Pantigo Road East Hampton NY 11937, United States.
(9)	The address of Louis Camhi is 5 Rodney Lane, Great Neck NY 11024, United States.
(10)	The address of MG Partners Multi-Strategy Fund LP (“MG Partners”) is 199 Bay Street, Commerce Ct W, No. 5300, Toronto, Ontario Canada, M5L 1B9. Daniel Valdez, a member of our board of directors, is also a member of the board of directors of MG Partners.
(11)	Consists of selling securityholders not otherwise listed in this table who, within the groups indicated, collectively own less than 1% of our Ordinary Shares and 1% of the Codere Online Warrants.

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U.S. Federal Income Tax Considerations

This section describes material U.S. federal income tax consequences to the U.S. holders described below of the ownership and disposition of Ordinary Shares or Codere Online Warrants (collectively, “Codere Online securities”). This discussion should be read together with any additional discussions that may be set forth in an accompanying prospectus supplement. This discussion applies only to Codere Online securities held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences and any impact of the special tax accounting rules under Section 451(b) of the Code, or to U.S. holders subject to special rules, including:

●	dealers and other investors that do not hold their Codere Online securities as capital assets;

●	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	certain U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 10% or more (by vote or value) of Codere Online’s stock;

●	partnerships or other pass-through entities for U.S. federal income tax purposes or beneficial owners thereof;

●	persons who hold Codere Online securities as part of a straddle, integrated transaction or other similar transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	U.S. holders that hold Codere Online securities in connection with a trade or business conducted outside the United States; or

●	persons that received Codere Online securities as compensation for services.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, and the income tax treaty between the United States and Luxembourg (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a U.S. holder of Codere Online securities.

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For purposes of this discussion, a U.S. holder means a person who is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes, is a beneficial owner of Codere Online securities and:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion assumes that our position as to us being tax resident solely in Luxembourg is respected. U.S. Holders should consult their own tax advisers regarding any tax consequences that may arise if we were treated as a tax resident of any other jurisdiction.

ALL PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CODERE ONLINE SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of Codere Online

As described in “Risk Factors—Risks Relating to U.S. Taxes—The Internal Revenue Service may not agree that Codere Online should be treated as a non-U.S. corporation for U.S. federal income tax purposes” in Codere Online’s annual report on Form 20-F for the year ended December 31, 2025, Codere Online believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, and the remainder of this discussion so assumes.

Ownership of Ordinary Shares and Codere Online Warrants

Distributions on Ordinary Shares

The following discussion is subject to the discussion in “—Passive Foreign Investment Company Rules” below.

The gross amount of any distribution on Ordinary Shares that is made out of Codere Online’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income on the date such distribution is actually or constructively received. Because Codere Online does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that any distribution by Codere Online with respect to the Ordinary Shares will be reported to them as dividend income. Any dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to applicable limitations, dividends paid to non-corporate U.S. Holders may be eligible for a preferential rate of taxation. The preferential rate will not apply, however, if Codere Online is a passive foreign investment company for its taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

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Subject to certain conditions and limitations, Luxembourg withholding taxes on dividends paid by Codere Online that are withheld at a rate not in excess of the applicable Treaty rate may be creditable against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and the Company has not determined whether the Luxembourg income tax system meets this requirement. In lieu of claiming a foreign tax credit, a U.S. holder may elect to deduct creditable non-U.S. taxes (including Luxembourg taxes) in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. The rules governing the U.S. foreign tax credits and deductibility of foreign taxes are complex. U.S. holders should consult their tax advisers regarding the availability of U.S. foreign tax credits or deductions under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Codere Online Warrants

The following discussion is subject to the discussion in “—Passive Foreign Investment Company Rules” below.

A U.S. holder generally will recognize gain or loss on any sale, exchange or other taxable disposition of Ordinary Shares or Codere Online Warrants (including a redemption of Codere Online Warrants) in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares or Codere Online Warrants generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Ordinary Shares or Codere Online Warrants generally will be U.S. source gain or loss.

Exercise or Lapse of a Codere Online Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Codere Online Warrant for cash. A U.S. holder’s tax basis in the Ordinary Shares received upon exercise of Codere Online Warrants generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Codere Online Warrants and the exercise price. The U.S. holder’s holding period for an Ordinary Share received upon exercise of the Codere Online Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Codere Online Warrant and will not include the period during which the U.S. holder held the Codere Online Warrant. If a Codere Online Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Codere Online Warrant.

The tax consequences of a cashless exercise of a Codere Online Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either case, a U.S. holder’s basis in the Ordinary Shares received would equal the U.S. holder’s basis in the Codere Online Warrants exercised therefor. If the cashless exercise is treated as not being a gain realization event, a U.S. holder’s holding period in the Ordinary Shares will commence on the date following the date of exercise (or possibly the date of exercise) of the Codere Online Warrants. If the cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares will include the holding period of the Codere Online Warrants exercised therefore.

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It is also possible that a cashless exercise of a Codere Online Warrant could be treated in part as a taxable exchange in which gain or loss will be recognized. In such event, a U.S. holder will recognize gain or loss with respect to the portion of the exercised Codere Online Warrants treated as surrendered to pay the exercise price of the Codere Online Warrants (the “surrendered warrants”). The U.S. holder will recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price for the total number of warrants to be exercised and (ii) the U.S. holder’s adjusted basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Ordinary Shares received will equal the U.S. holder’s tax basis in the Codere Online Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Ordinary Shares will commence on the date following the date of exercise (or possibly the date of exercise) of the Codere Online Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above will be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisers regarding the tax consequences of a cashless exercise of Codere Online Warrants.

Possible Constructive Distributions

The terms of each Codere Online Warrant provide for an adjustment to the number of Ordinary Shares for which the Codere Online Warrant may be exercised or to the exercise price of the Codere Online Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Codere Online Warrant will, however, be treated as receiving a constructive distribution from Codere Online if, for example, the adjustment increases the holder’s proportionate interest in Codere Online’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that will be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described under “—Distributions on Ordinary Shares” above. Such constructive distribution will be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Codere Online equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders could be materially different from that described above if Codere Online is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year. A non-U.S. corporation is a PFIC for any taxable year if either: (i) 75% or more of its gross income for the taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of its assets (generally determined based on the quarterly average of the value of its assets during such year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing passive income and net foreign currency gains. Cash is generally a passive asset. Goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of its income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of its activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year.

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Based on the composition of Codere Online’s income and assets and the estimated value of its assets, including goodwill (which is based in part on the price of the Ordinary Shares), Codere Online believes that it was not a PFIC for its 2025 taxable year. However, Codere Online’s PFIC status for any taxable year can be determined only after the end of that year and will depend on the composition of Codere Online’s income and assets and the value of its assets from time to time (which may be determined, in large part, by reference to the market price of Ordinary Shares, which has declined since the Merger). In particular, Codere Online holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Codere Online’s market capitalization has been volatile and declined since the closing of the Merger, if the value of Codere Online’s goodwill is determined by reference to its market capitalization there is a significant risk that the Codere Online will be a PFIC for its current taxable year of 2026, and possibly future taxable years. Therefore, Codere Online cannot express any expectation or assurance regarding its PFIC status for the current or any future taxable year.

The Code provides that, to the extent provided in Treasury regulations, if any person has an option to acquire shares of a PFIC, the shares will be considered as owned by that person. Under proposed Treasury regulations that have a retroactive effective date, an option to acquire shares of a PFIC is generally treated as ownership of those PFIC shares. The remainder of this discussion assumes that the PFIC rules will apply to Codere Online Warrants if Codere Online were a PFIC. However, U.S. holders should consult their tax advisers regarding the application of the PFIC rules to Codere Online Warrants prior to the finalization of the proposed Treasury regulations.

If Codere Online is a PFIC for any taxable year and any subsidiary or other entity in which Codere Online owns equity interests is also a PFIC (any such entity, a “lower-tier PFIC”), a U.S. holder will be deemed to own a proportionate amount (by value) of the shares of each such lower-tier PFIC and will be subject to U.S. federal income tax according to the excess distribution rules described below on (i) certain distributions by any lower-tier PFIC and (ii) dispositions of shares of any lower-tier PFIC, in each case, as if the U.S. holder held such shares directly, even though the U.S. holder will not receive any proceeds of those distributions or dispositions.

If Codere Online is or becomes a PFIC during any taxable year in which a U.S. holder holds Ordinary Shares (or under the proposed regulations, Codere Online Warrants), the U.S. holder will generally be subject to the excess distribution regime (which is the default regime), unless (in the case of Ordinary Shares) a mark-to-market election is made as described further below. Dividends paid by a PFIC are not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including in certain cases, a pledge) of Ordinary Shares (or under the proposed regulations, Codere Online Warrants), and (ii) any “excess distribution” received on the Ordinary Shares (generally, the excess of distributions received in a taxable year over 125% of the average of the annual distributions on Ordinary Shares received during the preceding three taxable years or the U.S. holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held the Ordinary Shares (or Codere Online Warrants);

●	the amount allocated to the current taxable year and to any taxable year during the U.S. holder’s holding period before the first day of the first taxable year in which Codere Online became a PFIC will be treated as ordinary income; and

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●	the amount allocated to other prior taxable years not described in the preceding bullet will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. holder’s securities cannot be treated as capital gains, even if the U.S. holder holds the securities as capital assets.

If Codere Online is treated as a PFIC for any taxable year during a U.S. holder’s holding period it will, with respect to such U.S. holder, continue to be a PFIC for subsequent taxable years, regardless of whether it satisfies either of the income or asset test in these years, subject to certain exceptions (such as upon making a “deemed sale” election).

Mark-to-Market Regime. Alternatively, a U.S. holder of shares of a PFIC may make an election to mark-to-market the shares on an annual basis if the shares are treated as marketable. PFIC shares generally are treated as marketable if they are “regularly traded” on a national securities exchange such as the Nasdaq. There can be no assurance that Ordinary Shares will be regularly traded for purposes of these rules. Pursuant to the mark-to-market election, for each taxable year in which Codere Online is a PFIC a U.S. holder will include as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder will treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Ordinary Shares in a taxable year in which Codere Online is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, with any excess treated as a capital loss). A mark-to-market election applies for the taxable year in which it is made and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should be aware that there is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Codere Online) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the excess distribution regime described above. U.S. Holders should consult their tax advisers to determine whether the mark-to-market tax election will be available if Codere Online is a PFIC for any taxable year, and the consequences resulting from such election. U.S. holders of Codere Online Warrants will not be able to make a mark-to-market election with respect to their warrants.

Codere Online does not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

PFIC Reporting Requirements. A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed.

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Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received or deemed received with respect to Codere Online securities, and the proceeds received on the disposition of Codere Online securities effected within the United States (and, in certain cases, outside the United States), in each case other than in the case of U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Certain U.S. holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Codere Online securities, or non-U.S. accounts through which the Codere Online securities are held. U.S. holders should consult their own tax advisers regarding their reporting obligations with respect to Codere Online securities.

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Material Luxembourg Income Tax Considerations

The following is a general description of certain Luxembourg tax considerations relating to Codere Online and the Codere Online Shareholders and the holders of Codere Online Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares and Codere Online Warrants. Shareholders and holders of Codere Online Warrants should consult their own tax advisers as to which countries’ tax laws could be relevant to holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

The discussion below is intended as a basic overview of certain tax consequences in relation to Codere Online and the purchase, ownership and disposition of Ordinary Shares and Codere Online Warrants under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Substance

Under Luxembourg income tax laws, a company is a resident taxpayer of Luxembourg if its statutory seat or its central administration is located in Luxembourg. Having its statutory seat in Luxembourg, Codere Online should therefore be considered as a Luxembourg tax resident company and could then obtain a certificate of residence from the Luxembourg tax authorities. However, it should be noted that most of the double tax treaties signed by Luxembourg include a so-called tie-break rule according to which companies are only tax resident in the jurisdiction where they are effectively managed (i.e., where their central administration is located). In this respect, should Codere Online be effectively managed from a treaty jurisdiction, its Luxembourg tax residency may be challenged by foreign tax authorities.

Taxation of Codere Online

Codere Online is subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 23.87% for Luxembourg City for 2026, including the 16% corporate income tax, a 6.75% municipal business tax and a solidarity surcharge (together the “Income Tax”).

In principle, dividends and capital gains realized by Codere Online are fully subject to Income Tax in Luxembourg. However, provided the conditions of the Luxembourg participation exemption regime are met, dividends or capital gains realized by Codere Online upon the disposal of shares are not taxable in Luxembourg.

Luxembourg net wealth tax (“NWT”) will be due annually by Codere Online at the rate of 0.5% on its total net asset value below or equal to €500 million. The tranche above €500 million will be taxed at a rate of 0.05%.

Shareholdings qualifying for the Luxembourg participation exemption regime are excluded from the NWT basis provided that, the relevant entity holds a direct shareholding in a qualifying subsidiary representing at least 10% of the qualifying subsidiary’s share capital or having an acquisition cost (including both share capital and share premium) of at least €1.2 million; there is no minimum holding period requirement.

The Luxembourg law of 18 December 2015, as amended, has introduced a minimum annual net wealth tax, the amount of which depends on the total balance sheet of the taxpayer: (i) €535 if its total balance sheet is less than or equal to €350,000, (ii) €1,605 if its total balance sheet exceeds €350,000 and is less than or equal to €2 million, or (iii) €4,815 if its total balance sheet exceeds €2 million.

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Withholding taxation

Any dividend distributed by Codere Online to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a treaty reduction applies.

Luxembourg taxation of the holders

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Ordinary Shares and Codere Online Warrants.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares and Codere Online Warrants is connected, are not liable to any Luxembourg income tax, whether they receive payments upon redemption or repurchase of the Ordinary Shares and Codere Online Warrants, or realize capital gains on the sale of any Ordinary Shares and Codere Online Warrants, unless they sell a participation of more than 10% in Codere Online within six months of its acquisition.

Taxation of Luxembourg residents

Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the Ordinary Shares and Codere Online Warrants is connected, must include in their taxable income any income (including dividend) and the difference between the sale or redemption price and the lower of the cost or book value of the Ordinary Shares and Codere Online Warrants sold or redeemed.

Luxembourg resident corporate holders who are family wealth management companies subject to the law of May 11, 2007, undertakings for collective investment subject to the law of December 17, 2010, to the law of February 13, 2007, or to the law of July 23, 2016 on reserved alternative investment funds (provided it is not foreseen in the incorporation documents that (i) the exclusive object is the investment in risk capital and that (ii) article 48 of the aforementioned law of July 23, 2016 applies) are tax exempt entities in Luxembourg, and are thus not subject to any Luxembourg tax (i.e., corporate income tax, municipal business tax and net wealth tax), other than the annual subscription tax calculated on their (paid up) share capital (and share premium) or net asset value.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on the Ordinary Shares and Codere Online Warrants held by a corporate holder, unless: (i) such holder is a Luxembourg resident other than a holder governed by: (a) the laws of December 17, 2010 and February 13, 2007 on undertakings for collective investment; (b) the law of March 22, 2004 on securitization; (c) the law of June 15, 2004 on the investment company in risk capital; (d) the law of May 11, 2007 on family estate management companies; or (e) the law of July 23, 2016 on reserved alternative investment funds or (ii) such Ordinary Shares and Codere Online Warrants are attributable to an enterprise or part thereof which is carried on by a non-resident company in Luxembourg through a permanent establishment.

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Luxembourg net wealth tax is levied at a 0.5% rate up to €500 million taxable base and at a 0.05% rate on the taxable base in excess of €500 million. Securitization vehicles, investment companies in risk capital (Société d’investissement en capital à risque (SICAR)), a regulated structure designed for private equity and venture capital investments (organized as tax opaque companies), and reserved alternative investment funds subject to the law of July 23, 2016 (provided it is foreseen in the incorporation documents that (i) the exclusive object is the investment in risk capital and that (ii) article 48 of the aforementioned law of July 23, 2016 applies), are subject to net wealth tax up to the amount of the minimum net wealth tax.

The minimum net wealth tax is levied on companies having their statutory seat or central administration in Luxembourg. The amount of minimum net wealth tax depends on the total balance sheet of the taxpayer: (i) €535 if its total balance sheet is less than or equal to €350,000, (ii) €1,605 if its total balance sheet exceeds €350,000 and is less than or equal to €2 million, or (iii) €4,815 if its total balance sheet exceeds €2 million.

Other Taxes

No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg as a consequence of a subsequent transfer, exchange or redemption of the Ordinary Shares and Codere Online Warrants, unless the documents relating to the Ordinary Shares and Codere Online Warrants are (i) voluntarily registered in Luxembourg or (ii) appended to a document that requires obligatory registration in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Ordinary Shares and Codere Online Warrants or in respect of the payment under the Ordinary Shares and Codere Online Warrants or the transfer of the Ordinary Shares and Codere Online Warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Codere Online if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Ordinary Shares and Codere Online Warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident of Luxembourg for tax purposes at the time of his death, the Ordinary Shares and Codere Online Warrants are included in his taxable estate for inheritance tax assessment purposes. No Luxembourg gift tax will be levied on the transfer of the Ordinary Shares and Codere Online Warrants.

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Plan of Distribution

The Selling Securityholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling Codere Online Warrants, Ordinary Shares or interests therein received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Codere Online Warrants, Ordinary Shares or interests therein on any stock exchange, market or trading facility on which the Codere Online Warrants or Ordinary Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of Codere Online Warrants, Ordinary Shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for their account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the Selling Securityholders to sell a specified number of such securities at a stipulated price per security;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Codere Online Warrants or Ordinary Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Codere Online Warrants or Ordinary Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer the Codere Online Warrants or Ordinary Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

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In connection with the sale of Codere Online Warrants, Ordinary Shares or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Codere Online Warrants or Ordinary Shares in the course of hedging the positions they assume. The Selling Securityholders may also sell Codere Online Warrants or Ordinary Shares short and deliver these securities to close out their short positions, or loan or pledge the Codere Online Warrants or Ordinary Shares to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Codere Online Warrants or Ordinary Shares offered by this prospectus, which Codere Online Warrants or Ordinary Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Codere Online Warrants or Ordinary Shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the Codere Online Warrants by payment of cash, however, we will receive the exercise price of the Codere Online Warrants.

The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Ordinary Shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the Codere Online Warrants or Ordinary Shares to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Codere Online Warrants or Ordinary Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Codere Online Warrants or Ordinary Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Codere Online Warrants or Ordinary Shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, upon their request and to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

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Legal Matters

The validity of the Ordinary Shares offered by this prospectus has been passed upon by Clifford Chance. The validity of the Codere Online Warrants offered by this prospectus has been passed upon by Greenberg Traurig, P.A.

Experts

The financial statements of Codere Online Luxembourg, S.A. incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2025 have been so incorporated in reliance on the report of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We have filed with the SEC a “shelf’ registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act, with respect to the Ordinary Shares and Codere Online Warrants offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and our exhibits.

In addition, we submit reports on Form 6-K and file annual reports on Form 20-F, as well as other information with the SEC. Our SEC filings are available to the public on a website maintained by the SEC located at www.sec.gov. We also maintain a website at https://www.codereonline.com. Through our website, we make available, free of charge, the SEC filings. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

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Information INcorporated By Reference

The rules of the SEC allow us to incorporate by reference information in this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this prospectus is considered to be a part of this prospectus. Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. This prospectus incorporates by reference the documents listed below:

●	our annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 28, 2026; and

●	the description of our Ordinary Shares and Codere Online Warrants contained in our Registration Statement on Form 8-A filed with the SEC on November 30, 2021, which incorporates by reference the description of the Ordinary Shares and the Codere Online Warrants from our Registration Statement on Form F-4, as amended from time to time, as updated by the description of ordinary shares filed as Exhibit 2.1 to our annual report on Form 20-F for the year ended December 31, 2025, and any amendment or report filed for the purpose of updating such description.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they specifically state that they are incorporated by reference into this prospectus after the date hereof) until the completion or termination of this offering.

You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website at www.sec.gov. Our filings with the SEC, including our annual reports on Form 20-F and reports on Form 6-K and exhibits incorporated in and amendments to those reports, are also available free of charge on our website (https://www.codereonline.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all the reports or documents incorporated by reference in this prospectus at no cost, upon written or oral request to us at the following address: Guillermo Lancha, Director of Investor Relations (guillermo.lancha@codere.com), Avda. Bruselas, 26, 28108 Alcobendas, Madrid, Spain (+34 617 023 311).

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